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                                October 3, 2000

To Our Stockholders:

    On behalf of the Board of Directors (the "Board") of Minolta-QMS, Inc., a Delaware corporation (the "Company"), we are pleased to inform you that on September 13, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Minolta Co., Ltd., a Japanese corporation ("Parent"), and its wholly-owned subsidiary, Minolta Investments Company, a Delaware corporation ("Purchaser"), pursuant to which Purchaser today has commenced a cash tender offer (the "Offer") to purchase, at a price of $6.00 per share, net to the seller in cash, without interest, all outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock") not already owned by Purchaser, and the associated rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent. The Offer is currently scheduled to expire at midnight, New York City time, on Tuesday, October 31, 2000.

    Following the successful completion of the Offer, the Purchaser will merge with the Company, which will be the surviving company and a wholly-owned subsidiary of Parent. The Purchaser currently owns approximately 57.1% of the outstanding Common Stock.

    THE BOARD OF DIRECTORS OF THE COMPANY, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE") HAS DETERMINED THAT THE AGREEMENT, THE OFFER, AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE AGREEMENT AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

    In arriving at its recommendation, the Special Committee gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, The Robinson-Humphrey Company, LLC that the terms of the Offer are fair, from a financial point of view, to the public stockholders of the Company.

    In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated October 3, 2000, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,
                                          Edward E. Lucente
                                          Chairman of the Board